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NEWS RELEASE

SHAW FILES ITS ANNUAL REPORT ON FORM 40-F FOR FISCAL 2010

Calgary, Alberta (November 5, 2010) - Shaw Communications Inc. (“Shaw”) announced today that it has filed its Annual Report on Form 40-F for Fiscal 2010 (containing its audited financial statements for the fiscal year ended August 31, 2010) with the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F for Fiscal 2010 is also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at sedar.com, and may be downloaded from the company’s website at shaw.ca (see Investor Relations/Financial Reports/Annual Reports). In addition, a printed copy of the related Fiscal 2010 Annual Report will be provided to any requesting shareholder. To request a copy, please contact Investor Relations at investor.relations@sjrb.ca.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, including 1.8 million Internet subscribers and 1.1 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV, Food Network, History and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca